Exhibit 99.2

Banco Itaú Chile and subsidiaries As of and for the nine-month periods ended September 30, 2023 and 2022

The financial information of Banco Itaú Chile as of and for the nine-month periods ended September 30, 2023 and 2022 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

Commencing on January 1, 2022, we have implemented the regulatory changes put in place by the new accounting standards compendium issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Sep'23	Sep'22
Total loans			27,513,377	27,420,285
Total assets			42,262,634	42,171,663

Deposits and other demand liabilities			5,541,711	6,375,900
Time deposits and other time liabilities			13,410,035	12,123,989
Interbank borrowings			5,138,259	5,483,420
Debt and regulatory capital instruments issued			8,061,290	7,458,468

Equity			3,630,746	3,313,724
Total equity attributable to equity holders of the Bank			3,627,397	3,310,658
Non-controlling interest			3,349	3,066

YTD CONSOLIDATED INCOME STATEMENT			With reclassification of financial hedges[1]

In Ch$ million	9M'23	9M'22	9M'23	9M'22
Net operating profit before provision for loan losses [2]	1,123,833	1,181,132	1,088,133	1,071,391
Loan losses expenses [3]	(247,275)	(210,300)	(247,275)	(210,300)
Total operating expenses [4]	(540,321)	(538,624)	(540,321)	(538,624)
Operating income	336,237	432,208	300,537	322,467
Income from investments in companies	3,451	3,083	3,451	3,083
Operating income before income taxes	339,688	435,291	303,988	325,550
Income taxes	(58,293)	(80,785)	(22,593)	28,956
Consolidated income for the period	281,395	354,506	281,395	354,506

Net income attributable to holders of the Bank	281,375	354,467	281,375	354,467
Non-controlling interest	20	39	20	39

1- Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad.

2- Net operating profit before provision for loan losses includes $60,725 million corresponding to the up-front payment received for the granting of the right to exclusive access to Cardif to the bank's distribution channels, the implementation of which was completed in April 2023.

3- Includes $8,100 million of additional provisions established during the nine-month period ended September 30, 2023 ($41,668 million established during the nine-month period ended September 30, 2022).

4- Includes $3,701 million of restructuring provision ‒ associated to non-recurring expenses related to the operational and digital transformation in Chile.

Established in April 2023 (Includes $8,351 million of restructuring provision ‒ associated to non-recurring expenses related to the operational and digital transformation in Colombia established in May 2022).

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano			Gabriel Moura
Chief Accounting Officer			Chief Executive Officer